Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

05013583

19 December 2005

Brambles

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG, and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not advised

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

19 December 2005

12) Total holding following this notification

65,684,760

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

9.10%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification: 19 December 2005

FILE NO: 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

15 December 2005

11) Date company informed

16 December 2005

12) Total holding following this notification

22,394,852

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

FILE NO: 82-5205

3.10%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson – Company Secretariat

Date of notification: 19 December 2005

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

6 December 2005

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 27 2005
WASH, D.C.
209

Brambles

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

FILE NO: 82-5205

Brambles

Stock Exchange and Media Release

29 November 2005

BRAMBLES ACQUISITION OF AUSDOC: SATISFACTION OF CONDITIONS

On 13 October 2005, Brambles announced that it had agreed to purchase AUSDOC, the Melbourne based information management business, for A$260 million (£112 million) in cash. The announcement stated that the acquisition was conditional on approval from the Australian Competition and Consumer Commission and Foreign Investment Review Board.

We wish to advise that both these approvals have now been obtained. Completion of the acquisition of AUSDOC is expected to take place on 15 December 2005.

For further information please contact:

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0) 2 9256 5216
		+61 (0) 414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0) 2 9256 5255
		+61 (0) 439 470 145 (mobile)

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Brambles is globally headquartered in Australia

Brambles

29 November 2005

BRAMBLES TO FOCUS ON CHEP AND RECALL AND UNIFY DLC

Brambles announced today that it will be taking steps to streamline the Brambles Group and unify its dual-listed companies ("DLC") structure by the creation of a new single holding company focused on its premium growth businesses, CHEP and Recall.

The key elements of today's announcement are:

- a focus on growing CHEP and Recall;
- the divestment of Brambles' other businesses – Cleanaway, Brambles Industrial Services ("BIS") and the Regional Businesses;
- the simplification of Brambles' corporate structure by unifying the DLC under a single Australian holding company with a primary listing on the Australian Stock Exchange ("ASX") and a secondary listing on the London Stock Exchange ("LSE");
- a review of Brambles' corporate structure in expectation of achieving significant annual cost savings; and
- the release of at least A$2.8 billion (£1.2 billion) of surplus capital which will be used to acquire shares via on-market share buy-backs or purchases or via a cash alternative on unification of the DLC.

The proposed divestments and unification of the DLC are expected to be completed within 12 months.

The Chairman of Brambles, Don Argus, said: "The Board believes that focusing the Brambles Group on its key businesses with premium growth potential under a simplified corporate structure will provide a solid platform for building long term shareholder value.

"The formation of the DLC in 2001 was essential to the integration of all the Brambles businesses under common ownership and control. This has facilitated the strong turnaround in Brambles over the past two years, enabling us to reposition Brambles with a focus on CHEP and Recall.

"Following the proposed divestments, the Board has decided that it will be appropriate to unify the DLC in a way that will leave shareholders with the same economic interest as they now hold.

"The proposed unification will reduce complexity and costs, provide greater strategic flexibility, enhance Brambles' position as a leading company on the ASX and eliminate the differential between the share prices of Brambles Industries Limited on the ASX and Brambles Industries plc on the LSE."

The Chief Executive Officer of Brambles, David Turner, said: "The decision to focus on CHEP and Recall through the divestment of Cleanaway, Brambles Industrial Services and the Regional Businesses is a significant event in the development of Brambles which will allow us to further optimise capital allocation and maximise value for Brambles' shareholders.

"This opportunity has been created by the strong performance of CHEP, the improving performance of the other businesses and attractive market conditions.

"Both CHEP and Recall continue to have significant growth opportunities in their respective markets.

"Today's announcement underpins our commitment to grow our businesses while improving returns."

Strategic rationale

Following a strategic review, the Board has decided that Brambles should focus on CHEP and Recall and divest its other businesses – Cleanaway, Brambles Industrial Services and the Regional Businesses.

Brambles will be more streamlined following the completion of the divestments and is also expected to have substantial surplus capital. The Board has concluded that, as a result, the DLC structure will no longer be appropriate and it intends to unify the DLC under a new single holding company.

This will result in significant benefits for shareholders. In particular, it will:

- focus Brambles' resources on its premium growth assets, with the objective of achieving higher returns on capital invested;
- provide an opportunity, in strong market conditions, to realise attractive prices for strategically well-positioned assets;
- enable the release of surplus capital which will be used to acquire shares via on-market share buy-backs or purchases or via a cash alternative on unification of the DLC;
- further streamline Brambles, achieving significant annual cost savings; and
- concentrate Brambles' capital in a single market, the ASX, which should result in an increase in index weighting.

It will also eliminate the differential in share prices between Brambles Industries Limited ("BIL") and Brambles Industries plc ("BIP"). At the close of business on 25 November, the price of BIP shares was 8.9%[1] lower than the price of BIL shares. Over the past 12 months, the differential has ranged from 6.4% to 13.0%.

Due to the cost savings resulting from unification and the proposed on-market share buy-backs and purchases, the net impact of the divestments on earnings per share in the year following unification of the DLC is expected to be broadly neutral. Overall, the restructuring is expected to enhance returns on capital invested.

[1] based on an exchange rate of £1:A$2.33

FILE NO: 82-5205

CHEP and Recall

CHEP and Recall together contributed 54% of Brambles' sales and 72% of Brambles' comparable operating profit in the 2005 financial year.

Over the three years to 30 June 2005, CHEP and Recall combined have:

- grown sales from A$4.0 billion (£1.4 billion) to A$4.4 billion (£1.8 billion) - compound annual growth 10%, with CHEP at 10% and Recall at 11%;

- increased comparable operating profit from A$678 million (£247 million) to A$831 million (£337 million) - compound annual growth 12%, with CHEP at 13% and Recall at 9%; and

- improved cash flow from operations from A$103 million (£61 million) to A$946 million (£388 million).

CHEP is the largest business within Brambles and is positioned for further growth and continuing operational improvements.

CHEP increased its comparable operating profit by 31% in the 2005 financial year and was the major contributor to Brambles' 20% increase in comparable operating profit in that year.

Every CHEP region improved profitability and cash flow during 2005, with CHEP Americas delivering a particularly strong result. CHEP has continued to perform strongly in the first four months of the 2006 financial year.

Recall improved sales in all regions in the 2005 financial year and delivered a solid 14% improvement in comparable operating profit. Notwithstanding a slow start, Recall is expected to grow sales and profits for the full 2006 financial year.

Recall is well positioned to capitalise on growth opportunities and industry consolidation, as highlighted by the announcement in October 2005 of the acquisition of AUSDOC, the Melbourne-based information management business.

Businesses to be divested

In October, Brambles announced the sale of Cleanaway Germany to SULO, the Germany-based waste management group, for A$893 million (£387 million) in cash.

Further businesses to be divested are: Cleanaway (UK, Australia, New Zealand and Asia); Brambles Industrial Services (Northern Hemisphere and Australia); and the Regional Businesses (Interlake, Eurotainer and TCR).

For the year ended 30 June 2005, these further businesses generated sales of A$2,881 million (£1,168 million) and comparable operating profit of A$230 million (£93 million). These businesses had net assets of A$1,458 million (£618 million) as at 30 June 2005.

In the four months to 31 October 2005, these businesses have shown a marked improvement in profitability, as is shown in the following table:

	FY05 Sales A$million	FY05 Comparable operating profit A$million	Change in Comparable operating profit year to date[1]	Net operating assets as at 30 June 2005[2] A$million
Cleanaway (UK, Australia, NZ and Asia)	1,810	113	+27%	731
BIS (Northern Hemisphere and Australia)	742	94	+12%	542
Regional Businesses	329	23	+7%	184
TOTAL	2,881	230		1,457

[1] Change in comparable operating profit (defined as profit before interest, tax, goodwill amortisation and significant items) for 1 July 2005 to 31 October 2005 compared with 1 July 2004 to 31 October 2004 based on unaudited management accounts

[2] Segmented net operating assets before financing and tax as shown in Note 3 to the Combined financial information of BIP for the year ended 30 June 2005 translated into Australian dollars

Unification of the DLC

It is envisaged that a newly formed Australian company ("New Brambles") will acquire all the outstanding shares in BIL and BIP on a one-for-one basis under separate schemes of arrangement ("Schemes"). BIL and BIP shareholders will therefore have the same economic interest in New Brambles as they currently have under the DLC structure. The Schemes will require separate approval by BIL and BIP shareholders, relevant regulatory authorities and courts in Australia and the United Kingdom.

In addition, through the Schemes, shareholders in BIL and BIP will be offered a cash alternative for part or all of their shareholdings ("Cash Alternative"). The total amount of cash available under the Cash Alternative will depend on the amount of surplus capital released by the divestments. Shareholders will be able to elect to participate in the Cash Alternative. If elections exceed the total surplus capital available, participation in the Cash Alternative will be scaled back pro rata.

The Cash Alternative is expected to be priced at or around the prevailing market prices at the time of unification.

Following completion of the restructuring, Brambles will have a capital structure consistent with a strong investment grade credit.

On-market share buy-backs

In recognition of the fact that share purchase opportunities may arise which are in the best interests of Brambles' shareholders, Brambles may carry out on-market share buy-backs and/or purchases pre- and post-unification of the DLC.

Details of the on-market share buy-backs and purchase arrangements are set out in a separate announcement.

FILE NO: 82-5205

Dividend policy

Dividends per share in 2006 are expected to be no less than the A$0.215 declared in respect of 2005. Brambles will maintain its progressive dividend policy.

This announcement of the proposed unification is made in accordance with Rule 2.4 of the UK City Code on Takeovers and Mergers ("Code") and does not amount to a firm intention to make an offer in accordance with the Code.

Note:
All figures in this announcement are presented in UK GAAP and quoted at actual exchange rates.
All compound annual growth rates are calculated using June 2005 fixed exchange rates. All other percentages are calculated in Sterling constant currency.
Comparable operating profit is defined as profit before interest, tax, goodwill amortisation and significant items.

For further information, contact:

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291

Brambles is globally headquartered in Australia

Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

UK Dealing Disclosure Requirements

The announcement of the unification of the DLC triggers a UK requirement for the inclusion of the following statement pursuant to the UK City Code on Takeovers and Mergers ("Code"):

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of BIP or BIL, all "dealings" in any "relevant securities" of the relevant company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of BIP or BIL, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of BIP or BIL, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Issued share capital

As at the date of this announcement, the number of ordinary shares in BIL (International Securities Identification Number (ISIN) AU000000BIL1) is 971,472,067 and the number of ordinary shares in BIP (ISIN GB0030616733) is 725,524,716. The combined issued share capital of Brambles is 1,696,996,783 shares.

FACT SHEET

CHEP

CHEP is the global leader in pallet and container pooling services. Its growth is driven by the outsourcing of pallet ownership and management by major pallet users throughout the world. CHEP's 300,000 customers benefit from the use of pallet pools which allow the supply chains served by CHEP to operate more efficiently.

CHEP started business in Australia in the mid 1950s and now operates in 42 different countries, owning over 265 million pallets and containers. The success of this business model allows ongoing CHEP sales growth together with improved operational efficiencies, leading to increased shareholder value.

Recall

Recall is a world leader in document and information management, retention and secure destruction, operating in 23 countries. Its growth is based on an increasing trend by businesses and the professions to "outsource" the storage and rapid access of data. This underpins Recall's growth and the business continues to achieve enhanced value by operational effectiveness.

Cleanaway

Cleanaway UK is one of the largest collectors of municipal, industrial, commercial and trade waste in the UK. Cleanaway UK has a secure income stream with many long-term contracts in place, providing earnings visibility and stability. Its municipal business is the number one provider of services to UK local authorities, with over 80 contracts.

Cleanaway Australia is the number one operator in the Australian waste collection market. Its municipal contracts are generally long term contracts, with the top 20 representing 60% of sales, and it also has numerous long term Commercial and Industrial contracts.

Brambles Industrial Services

Brambles Industrial Services provides customised support services to the resources and steel manufacturing industries, including on-site process management, material handling, specialised logistics, heavy equipment and environmental services.

It has a strong business base and A$2.2 billion (£1 billion) of contracted sales with high contract renewal rates and consistent cash flows.

BIS operates mainly with the steel industry in the Northern Hemisphere – the United Kingdom, France, the Netherlands and the USA – while in Australia it supports a number of customers in the steel, mining, coal, oil and gas industries, including BlueScope Steel, WMC Resources, OneSteel, Minara and Xstrata.

	Year ended 30 June 2005					
	Sales		Comparable Operating Profit		Cash flow from operations (after net capex)	
	A$m	% of total	A$m	% of total	A$m	% of total
CHEP	3,667	45	714	62	798	66
Recall	717	9	117	10	148	12
CHEP + RECALL	4,384	54	831	72	946	78
Cleanaway Germany	886	11	88	8	81	7
Cleanaway UK, Australia, NZ and Asia	1,810	22	113	10	117	10
Brambles Industrial Services	742	9	94	8	49	4
Regional Businesses	329	4	23	2	15	1
BUSINESSES TO BE DIVESTED	3,767	46	318	28	264	22
TOTAL (before unallocated corporate costs)	8,151	100	1,149	100	1,210	100

Note:
All figures in this fact sheet are presented in UK GAAP and quoted at actual exchange rates.
All percentages are calculated in Sterling constant currency.
Comparable operating profit is defined as profit before interest, tax, goodwill amortisation and significant items.

FILE NO: 82-5205

Brambles

29 November 2005

ANNOUNCEMENT OF ON-MARKET SHARE BUY-BACKS AND PURCHASES

We refer to today's announcement by Brambles of its intention to divest certain businesses, unify the dual listed companies structure and conduct on-market share buy-backs and purchases. Brambles may undertake the proposed on-market share buy-backs and purchases in the following ways:

1. Brambles Industries plc ("BIP"), pursuant to the general authority granted at the 2005 AGM, may make market purchases (within the meaning of Section 163(3) of the UK Companies Act 1985) of ordinary shares in BIP at any time during the ordinary course of trading on the London Stock Exchange ("LSE"). The maximum total number of BIP ordinary shares which may be purchased by BIP is 72,439,640. Details of the proposed market purchases are set out in Attachment 1.

2. BIP may have insufficient distributable reserves to carry out a substantial buy-back programme. Accordingly, Brambles Industries Limited ("BIL") or one of its subsidiaries may make market purchases of ordinary shares in BIP at any time during the ordinary course of trading on the LSE. Market purchases of BIP shares by BIL or its subsidiaries are currently intended to adhere to the parameters of BIP purchasing its own shares, as detailed in Attachment 1. Further details concerning these proposed market purchases are set out in Attachment 2.

3. BIL may also make offers to purchase ordinary shares in BIL at any time after 14 December 2005 during the ordinary course of trading on the Australian Stock Exchange ("ASX"). Offers will be made in accordance with the ASX Listing Rules and Section 257B of the Corporations Act 2001. Details of the proposed buy-back are set out in Attachment 3.

The period during which on-market buy-backs and market purchases of BIL and BIP shares may occur will cease on the date on which the dual listed companies are unified under schemes of arrangement or as otherwise notified.

Details of the issued share capital of BIL, BIP and the Brambles Group and relevant International Securities Identification Numbers are also detailed in Attachment 1.

Brambles is globally headquartered in Australia

For further information

Australia
Investor
John Hobson, Head of Investor Relations — +61 (0) 2 9256 5216
+61 (0) 414 239 188 (mobile)
Media
Michael Sharp,
Vice President, Corporate Affairs — +61 (0) 2 9256 5255
+61 (0) 439 470 145 (mobile)
UK
Investor
Sue Scholes, Head of Investor Relations — +44 (0) 20 7659 6012
Media
Richard Mountain, Financial Dynamics — +44 (0) 20 7269 7291

FILE NO: 82-5205

ATTACHMENT 1

Brambles Industries plc ("BIP"), pursuant to the general authority granted at the 2005 AGM, may make market purchases (within the meaning of section 163(3) of the UK Companies Act 1985) of its ordinary shares of five pence each ("BIP Ordinary Shares"), provided that:

(a) the maximum total number of BIP Ordinary Shares which may be purchased is 72,439,640;

(b) the maximum price (excluding expenses) which may be paid for a BIP Ordinary Share purchased is not more than the higher of:

  (i) an amount equal to 105 per cent of the average of the middle market quotations of a BIP Ordinary Share taken from the London Stock Exchange Daily Official List for the five business days immediately before the day on which each BIP Ordinary Share is purchased; and

  (ii) that stipulated by Article 5 of Commission Regulation (EC) of 22 December 2003 (No. 2273/2003); and

(c) the minimum price (excluding expenses) which may be paid for a BIP Ordinary Share is five pence.

As at the date of this announcement:

(A) the issued share capital of BIP is 725,524,716;

(B) the issued share capital of Brambles Industries Limited ("BIL") is 971,472,067; and

(C) the combined issued share capital of Brambles is 1,696,996,783.

The International Securities Identification Number (ISIN) for:

(i) BIL is AU000000BIL1; and

(ii) BIP is GB0030616733.

FILE NO:82-5205

ATTACHMENT 2

On each day that Brambles Industries Limited ("BIL") purchases BIP Ordinary Shares, Brambles will advise LSE and ASX no later than 30 minutes before the commencement of trading on the next business day of the relevant exchange of:

(a) the number of BIP Ordinary Shares purchased (in total before the previous day and on the previous day);

(b) the highest and lowest price paid per BIP Ordinary Share (on the previous day); and

(c) the total consideration paid for all BIP Ordinary Shares (in total before the previous day and on the previous day).

BIP Ordinary Shares purchased by BIL (or a subsidiary of BIL) will not be cancelled by BIP however no voting rights attaching to any BIP Ordinary Shares purchased by BIL (or a subsidiary of BIL) will be exercised on any resolution put to any shareholders meeting of BIP.

ATTACHMENT 3

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
BRAMBLES INDUSTRIES LIMITED	**22 000 129 868**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	971,472,067
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	To maintain an efficient capital structure

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Refer to ASX Announcement dated 29 November 2005

On-market buy-back

9	Name of broker who will act on the company's behalf	UBS AG
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	The Company intends to buy back shares during the period commencing on 14 December 2005 until the date on which the dual listed companies structure is unified under schemes of arrangement.
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29 November 2005
(Company Secretary)

Print name: C A van der Laan de Vries

== == == == ==

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Brambles

14 December 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

FILE NO: 82-5205

Regulatory Announcement

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Free annual report

Company	Brambles Industries PLC
TIDM	BI.
Headline	Holding(s) in Company
Released	15:48 13-Dec-05
Number	6030V

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Credit Suisse First Boston, and its subsidiaries and affiliates

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Credit Suisse First Boston, and its subsidiaries and affiliates operating under the Credit Suisse First Boston name.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

9 December 2005

11) Date company informed

13 December 2005

FILE NO: 82-5205

12) Total holding following this notification

36,639,333

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

5.05%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson – Company Secretariat

Date of notification: 13 December 2005

Details of Registered Holders

Credit Suisse First Boston (Europe) Limited	36,600,548
Credit Suisse First Boston International	38,785
Total	36,639,333

END

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FILE NO: 82-5205

Regulatory Announcement

Go to market news section

Free annual report

Company	Brambles Industries PLC
TIDM	BI.
Headline	Holding(s) in Company
Released	15:42 13-Dec-05
Number	6022V

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

9 December 2005

11) Date company informed

13 December 2005

FILE NO: 82-5205

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 14 December 2005, Maple-Brown Abbott Limited notified the Australian Stock Exchange that it had decreased its shareholding in Brambles Industries Limited from 8.66% (83,889,693 shares) on 27 June 2005 to 7.57% (73,620,704 shares) with effect from 9 December 2005.

14 December 2005

Contact: Laura Jackson, Company Secretariat
Tel: 44 (0) 20 7659 6030